SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13In a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

INMODE LTD.

(Exact name of registrant as specified in its charter)

Tavor Building, Sha’ar Yokneam
P.O. Box 533
Yokneam 2069206 Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Further to its Current Report on Form 6-K, dated February 18, 2020, InMode Ltd. (the “Company”) announces the following results of its 2020 Annual General Meeting of Shareholders (the “Meeting”), which was held on April 2, 2020:

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In respect of Proposal 1 – The required majority of shareholders represented at the Meeting voted to re-elect Dr. Hadar Ron to serve as a Class I director of the Company and to hold office until the close of business of the annual general meeting of shareholders to be held in 2023 and until her successor is duly elected and qualified or until such individual’s earlier resignation or retirement.

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In respect of Proposal 2 – The required majority of shareholders represented at the Meeting voted to approve an amended and restated compensation policy for executive officers and directors in accordance with the provisions of the Israeli Companies Law 5759-1999.

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In respect of Proposal 3 – The required majority of shareholders represented at the Meeting voted to ratify and approve the grant of options previously approved on January 7, 2020 by the Compensation Committee and the Board to the Company’s executive officer, Mr. Shakil Lakhani (President - North America), upon terms which exceed the limits set forth in the Compensation Policy that was in effect at the time of grant.

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In respect of Proposal 4 – The required majority of shareholders represented at the Meeting voted to ratify and approve the grant of options previously approved on January 7, 2020 by the Compensation Committee and the Board to the Company’s executive officer, Mr. Yair Malca (Chief Financial Officer), upon terms which exceed the limits set forth in the Compensation Policy that was in effect at the time of grant.

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In respect of Proposal 5 – The required majority of shareholders represented at the Meeting voted to ratify and approve the grant of options previously approved on January 7, 2020 by the Compensation Committee and the Board to the Company’s executive officer, Mr. Spero Theodorou (Chief Medical Officer), upon terms which exceed the limits set forth in the Compensation Policy that was in effect at the time of grant.

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In respect of Proposal 6 - The required majority of shareholders represented at the Meeting voted to ratify and approve an update to the engagement terms of Mr. Shakil Lakhani (President - North America) previously approved by the Compensation Committee and the Board, upon terms which exceed the limit set forth in the Compensation Policy that was in effect at the time of approval.

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In respect of Proposal 7 - The required majority of shareholders represented at the Meeting voted to reapprove the reappointment of Kesselman & Kesselman Certified Public Accounts, a member of PwC, as the Company’s independent auditors for the fiscal year ending December 31, 2020, and its service until the annual general meeting of shareholders to be held in 2021.

This Form 6-K is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933, as amended.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InMode Ltd.

By:/s/ Moshe Mizrahy
Moshe Mizrahy
Chief Executive Officer and Chairman of The Board of Directors
Dated April 6, 2020